TSX:GNG
www.goldengoliath.com

FINAL OPTION AGREEMENT SIGNED

Vancouver, Canada, Decemberber 7, 2015 Golden Goliath Resources Ltd. (TSX.V: GNG) (US:GGTH-F)

The Company and its 100% owned Mexican subsidiary Minera Delta S.A. de C.V. are very pleased to announce that it has now signed the definitive contract with Fresnillo PLC (“Fresnillo”) granting Fresnillo an option over certain of the Company’s properties in the Uruachic mining camp. Under the terms of the agreement Fresnillo may earn a 100% interest – (subject to a 1% net smelter royalty half of which may be purchased for US $500,000), in the La Reforma, Nueva Union, Oteros, Las Bolas, Nopalera, La Barranca and Corona properties by making cash payments totaling US$3 million over 3 years and by paying all mining rights (property taxes) and conducting all assessment work required to keep the properties in good standing.

The Company will keep an undivided 100% interest in its principal property in the District, San Timoteo, where work has been focused for the last several years. Golden Goliath views this transaction as very beneficial as it allows the Company to maintain an interest in the properties while relieving itself of the increasingly burdensome annual tax and assessment requirements, which demand very significant cash expenditures, which during the current market conditions, are very difficult to meet. It also brings cash payments to the Company.

Golden Goliath CEO, Paul Sorbara, says “I am pleased with this option agreement, as it allows us to keep 100% of our principal property and carry on without the immediate need for equity financing in these difficult times. It also demonstrates that Fresnillo recognizes the potential and importance of the Uruachic District. Fresnillo was the obvious partner for us as their claims now completely surround the entire District, following their discovery at Orisyvo which hosts approximately 9 million ounces of gold and 11 million ounces of silver. A future mill at Orisyvo could also become a very important economic factor in the development of our San Timoteo property.”

The agreement allows the Company to remain debt free and focus future exploration on its San Timoteo property. The most recent exploration on the San Timoteo property has been concentrated in the area of the past producing San Martin mine. The principal workings at San Martin are at the 500 level adit, which has a diameter of over 3 metres, making it the largest diameter old tunnel in the district. The 500 level is approximately 500 metres long and is also the only old working in the Uruachic District known to have used tracks.

The mapping and sampling program revealed that there are three mineralized shoots exposed within San Martin. A zone of manto, or blanket, style mineralzation was also identified in this area. The shoot closest to the entrance of the 500 level tunnel is known as Manatial. This structure is exposed for 32 metres with a weighted average of 0.301 ppm gold and 212 ppm silver. In the central area of the tunnel, the La Cascada structure is exposed for 78 metres and averages 0.629 ppm gold and 68 ppm silver. At the far end of the 500 level, the Pozo de Agua structure is exposed for at least 84 metres, with continuous channel sampling averaging 0.795 ppm gold and 251 ppm silver. Additional non continuous sampling outside of this section also returned good values. The true thickness and grade of the blanket or manto style mineralization is not certain due to limited exposure.

Modelling of the three shoots dimensions and grades below the 500 level is uncertain due to lack of drill data in the specific areas, but relatively nearby drill holes do show significant mineralization. Potential for deeper, porphyry-related copper and gold mineralization was identified.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.